Summus, Inc. (USA)
454 Fayetteville Street
Suite 600
Raleigh, NC  27601

VIA EDGAR AND FEDERAL EXPRESS

Ms. Karen Garnett
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re: Withdrawal of Registration Statement on Form S-1 (File No. 333-97391) of Summus, Inc. (USA)

Dear Ms. Garnett:

            Pursuant to Rule 477(a) and (c) under the Securities Act of 1933, as amended (the “Act”), Summus Inc. (USA), a Florida corporation, hereby requests that the Securities and Exchange Commission consent to the withdrawal of Summus’ Registration Statement on Form S-1 (File No. 333-97391), filed with the Commission on July 31, 2002 (the “Registration Statement”).

            Summus received comments from the staff on the Registration Statement on August 23, 2002.  Based on these comments and subsequent telephone conversations with the staff, Summus understands that the Registration Statement must be withdrawn and the terms of the Common Stock Purchase Agreement and the other agreements referred to in the Common Stock Purchase Agreement, all as referred to in the Registration Statement, renegotiated.  This renegotiation of these agreements would be necessary in order for Summus to be able to register the shares of Summus’ common stock included in the Registration Statement.  No securities have been sold in connection with the Registration Statement.

            Summus believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.  If you have any questions or comments about the foregoing, please call the undersigned at (919) 807-5687 or Donald T. Locke  at (919) 807-5623.

                                                                                                Very truly yours,

                                                                                                /s/ Robert S. Lowrey
                                                                                               Robert S. Lowrey
                                                                                               Chief Financial Officer